UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of July, 2010
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.

Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT
1.	A company announcement made on July 28, 2010.

2

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)
Date: July 29, 2010	By:	/S/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

3

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: July 28, 2010
URL: http://www.komatsu.com/
Consolidated Business Results for the First Quarter of the Fiscal Year Ending
March 31, 2011 (U.S. GAAP)
1. Results for the First Quarter of the Fiscal Year Ending March 31, 2011
(Amounts are rounded to the nearest million yen)
(1) Consolidated Financial Highlights
Millions of yen except per share amounts

	First quarter	First quarter
	ended June 30,	ended June 30,
	2010	2009	Changes
	[A]	[B]	[A-B]	[(A-B)/B]
Net sales	447,140	320,428	126,712	39.5%
Operating income	54,075	8,273	45,802	553.6%
Income before income taxes and equity in earnings of affiliated companies	50,104	8,728	41,376	474.1%
Net income attributable to Komatsu Ltd.	30,697	4,763	25,934	544.5%
Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥31.72	¥4.92	¥26.80
Diluted	¥31.70	¥4.92	¥26.78
(2) Consolidated Financial Position
Millions of yen except per share amounts

	As of June 30, 2010	As of March 31, 2010
Total assets	1,903,163	1,959,055
Total equity	860,767	876,799
Komatsu Ltd. shareholders’ equity	818,506	833,975
Komatsu Ltd. shareholders’ equity ratio	43.0%	42.6%
Komatsu Ltd. shareholders’ equity per share (Yen)	¥845.79	¥861.51
2. Dividends
(For the fiscal years ended March 31, 2010 and ending March 31, 2011)

	2010	2011 Projections
Cash dividends per share (Yen)
First quarter period
Interim (Second quarter period)	8.00	14.00
Third quarter period
Year-end	8.00	14.00

Total	16.00	28.00

Note: Changes in the projected cash dividend as of July 28, 2010: None

3. Projections for the Fiscal Year Ending March 31, 2011
(From April 1, 2010 to March 31, 2011)
Millions of yen except per share amounts

	The first half of the year		The full fiscal year
		Changes		Changes
Net sales	870,000	34.7%	1,715,000	19.8%
Operating income	90,000	354.9%	179,000	167.0%
Income before income taxes and equity in earnings of affiliated companies	86,000	366.1%	171,000	163.2%
Net income attributable to Komatsu Ltd.	52,000	534.3%	105,000	212.9%
Net income attributable to Komatsu Ltd. per share (basic) (Yen)	¥53.72		¥108.47

Note: Percentages shown above represent the rates of change compared with the corresponding periods a year ago.
4. Others
(1)	Changes in important subsidiaries during the first quarter period under review: None

(2)	Use of simplified accounting procedures and adaptation of specific accounting procedures for the preparation of consolidated quarterly financial statements: None

(3)	Changes in accounting standards, procedures and presentations for the preparation of consolidated quarterly financial statements
1)	Changes resulting from revisions in accounting standards, etc.: None

2)	Change in other matters except for 1) above: None
(4)	Number of common shares outstanding
1)	The numbers of common shares issued (including treasury stock) were as follows: As of June 30, 2010: 998,744,060 shares As of March 31, 2010: 998,744,060 shares

2)	The numbers of shares of treasury were as follows: As of June 30, 2010: 30,997,503 shares As of March 31, 2010: 30,704,084 shares

3)	The weighted average numbers of common shares outstanding were as follows: First quarter period ended June 30, 2010: 967,834,078 shares First quarter period ended June 30, 2009: 967,910,177 shares

Appendix

Management Performance and Financial Conditions
(1) Outline of Operations and Business Results	P.4
(2) Financial Conditions	P.7
(3) Projections for the Fiscal Year Ending March 31, 2011	P.7

Financial Statements
(1) Condensed Consolidated Balance Sheets	P.8
(2) Condensed Consolidated Statements of Income	P.10
(3) Consolidated Statements of Equity	P.11
(4) Consolidated Statements of Cash Flows	P.12
(5) Note to the Going Concern Assumption	P.13
(6) Business Segment Information	P.13
(7) Note in Case of a Notable Changes in the Amount of Shareholders’ Equity	P.13

Management Performance and Financial Conditions
(1) Outline of Operations and Business Results
Komatsu Ltd. and its consolidated subsidiaries (hereinafter “Komatsu”) embarked on the new three-year management plan, “Global Teamwork for Tomorrow” in April this year. Under this new mid-range management plan, Komatsu began concerting efforts on activities of importance, including 1) promotion of ICT applications to products and parts, 2) development of products for improved environmental friendliness and safety, 3) expansion of sales and service operations in Strategic Markets which include China, Asia, Oceania, Latin America and Africa, and 4) promotion of continuous Kaizen (improvement) by strengthening workplace capability.
During the first quarter period (three months from April 1 to June 30, 2010) of the fiscal year ending March 31, 2011, the first year of the ongoing mid-range management plan, demand for construction and mining equipment increased in all regions of the world from the corresponding period a year ago. Demand for industrial machinery also began to show signs of recovery. Against this backdrop, consolidated net sales totaled JPY447.1 billion (USD5,081 million, at USD1=JPY88), up 39.5% from the previous first quarter. While the Japanese currency appreciated sharply against the U.S. dollar and euro from the previous first quarter, Komatsu made sizable gains in first-quarter profits by enhancing productivity in addition to expanding sales. Specifically, operating income reached JPY54.0 billion (USD614 million), up 553.6%, and operating income ratio advanced to 12.1%, an improvement of 9.5 percentage points. Income before income taxes and equity in earnings of affiliated companies increased by 474.1% to JPY50.1 billion (USD569 million). Net income attributable to Komatsu Ltd. totaled JPY30.6 billion (USD349 million), up 544.5%.
Millions of yen

	First quarter	First quarter
	ended June 30,	ended June 30,
	2010	2009
	1USD=JPY91	1USD=JPY97
	1EUR=JPY115	1EUR=JPY133
	1RMB=JPY13.4	1RMB=JPY14.2	Changes
	[A]	[B]	[(A-B)/B]
Net sales	447,140	320,428	39.5%
Operating income	54,075	8,273	553.6%
Income before income taxes and equity in earnings of affiliated companies	50,104	8,728	474.1%
Net income attributable to Komatsu Ltd.	30,697	4,763	544.5%
Business results by operation are described below.
Construction, Mining and Utility Equipment
While Komatsu continued to work to expand production capacity and product support capability in Strategic Markets by anticipating their market growth, demand expanded especially in China, Asia and Latin America in the first quarter under review. In the Traditional Markets of Japan, North America and Europe, demand bottomed out, and thus showed improvement from the corresponding period a year ago. Against the backdrop of demand recovery worldwide, consolidated net sales of construction, mining and utility equipment advanced by 42.3% from the previous first quarter, to JPY405.2 billion (USD4,605 million).

[Sales of Construction, Mining and Utility Equipment by Region]	Millions of yen

	First quarter ended	First quarter ended
	June 30, 2010	June 30, 2009	Changes
	[A]	[B]	[A-B]	(A-B)/B
Japan	54,419	51,727	2,692	5.2%
Americas	98,249	72,816	25,433	34.9%
Europe & CIS	39,603	32,096	7,507	23.4%
China	98,493	55,497	42,996	77.5%
Asia* & Oceania	92,972	54,397	38,575	70.9%
Middle East & Africa	21,470	18,162	3,308	18.2%

Total	405,206	284,695	120,511	42.3%

*	Excluding Japan and China
Japan
Demand for construction equipment bottomed out in Japan, and was supported by the recovery of private-sector capital investment in addition to the public-sector works remaining from the previous fiscal supplementary budget. Komatsu especially strengthened sales efforts in the quarry industry. First-quarter sales increased from the corresponding period a year ago.
In May this year, Komatsu Castex Ltd., a wholly owned subsidiary headquartered in Himi City, Toyama Prefecture in Japan, completed the construction of a new plant and expanded its production capacity for iron castings, a material for engine and other parts. This move is part of Komatsu’s efforts to expand its production capacity by anticipating growth in global demand for construction and mining equipment.
Americas
In North America, while the economies fell short of recovery, particularly as the U.S. housing starts remained sluggish, the operating rate of construction equipment began to increase gradually. Demand stopped falling after three and half years, and upturned for growth from the corresponding period a year ago. In Latin America, demand continued to expand in mining, civil engineering, agriculture and other sectors in Brazil, the largest market of this region. In Chile, demand for mining equipment remained strong. While demand recovered, Komatsu worked to increase selling prices in the Americas and strengthened sales and product support operations, particularly for mines in Latin America. As a result, first-quarter sales in the Americas improved from the corresponding period a year ago.
Europe & CIS
In Europe where the drastic decline in demand had continued, demand stopped falling, mainly in Germany, England and France, in the first quarter under review. Against this backdrop, Komatsu worked to strengthen its product support capability and expand sales of parts by teaming up with its distributors. As a result, first-quarter sales increased from the corresponding period a year ago. In CIS, demand for mining equipment began to recover, and first-quarter sales improved from the previous first quarter.
In Russia, Komatsu completed the construction of a plant of Komatsu Manufacturing Rus, LLC in June this year to produce hydraulic excavators and other equipment. Komatsu is anticipating mid to long-range growth in demand for construction and mining equipment in Russia, as the developments of natural resources and infrastructure will advance into the future. By promoting local production, Komatsu is better positioned to not only capture this growth of demand, but also cut down logistical costs and inventories and further strengthen product support operations.

China
Demand expanded sharply, as urbanization advanced and large-scale infrastructure development projects, such as railways and highways, continued under the leadership of the Chinese government. First-quarter sales increased from the corresponding period a year ago.
By anticipating further market expansion, Komatsu worked to reinforce production, sales and service operations. Specific measures included the plant transfer of Komatsu (Changzhou) Construction Machinery Corp., start-up preparations for Komatsu (Shandong) Cast Steel Co., Ltd, a manufacturing subsidiary for steel castings, and the KC Techno Center, and training of distributors’ service engineers in the special program, which Komatsu has sponsored since 2004, at the Shandong Jiaotong University.
Asia & Oceania
In Indonesia, the largest market of Southeast Asia, demand expanded substantially in civil engineering, agriculture and forestry sectors, in addition to mining. Demand also advanced in India, Thailand and Malaysia. In Australia, demand was strong in the mining sector. Against this backdrop, first-quarter sales in Asia & Oceania increased from the corresponding period a year ago, driven by doubled sales in Asia. In the first quarter under review, Komatsu also worked to reinforce operations, including the reorganization of distributors in Thailand and Australia. Furthermore, Komatsu continued to emphasize training of service engineers, who are capable of working around the world, at the Komatsu H.R.D. Center (Philippines) which was opened in 2008.
Middle East & Africa
The number of inquiries began to increase centering on mining equipment, as the trend of economic deterioration was reversed and commodities prices stabilized. Against this backdrop, while sales in Africa declined slightly from the corresponding period a year ago, sales expanded in the Middle East where sales had previously plummeted. As a result, first-quarter sales in the Middle East & Africa increased from the previous first quarter. Komatsu is expecting market expansion into the future to be accompanied by the development of new mines and the recovery of infrastructure development. Komatsu continued to strengthen its product support capability by establishing a training center jointly with a distributor in Kenya, following the training center opened in Senegal in the previous fiscal year.
Industrial Machinery and Others
Capital investment by the automobile manufacturing industry began to recover, centering on our Strategic Markets, such as China, India and Brazil. The number of orders received for large presses, small and medium-sized sheet metal and forging machines as well as machine tools upturned for growth. In addition, as the solar cell market continued to burgeon, sales of wire saws for use in slicing silicon ingots expanded, especially in China. As a result, first-quarter sales increased by 17.4% from the corresponding period a year ago, to JPY41.9 billion (USD477 million).

(2) Financial Conditions
As of June 30, 2010, total assets had decreased by JPY55.8 billion from the previous fiscal year-end, to JPY1,903.1 billion (USD21,627 million), largely due to the Japanese yen’s appreciation against other major currencies. Interest-bearing debt decreased by JPY30.8 billion from the previous fiscal year-end, to JPY555.5 billion (USD6,313 million). Komatsu Ltd. shareholders’ equity decreased by JPY15.4 billion from the previous fiscal year-end, to JPY818.5 billion (USD9,301 million). As a result, Komatsu Ltd. shareholders’ equity ratio increased by 0.4 percentage points from the previous fiscal year-end, to 43.0%. Net debt-to-equity ratio* was 0.57 compared to 0.60 as of the previous fiscal year-end.

*	Net debt-to-equity ratio = (Interest-bearing debt – Cash and cash equivalents – Time deposits) / Komatsu Ltd. shareholders’ equity
For the first quarter period under review, net cash provided by operating activities increased by JPY54.3 billion from the corresponding period a year ago, to JPY55.2 billion (USD628 million), mainly due to an increase in net income. Net cash used in investing activities declined by JPY3 billion from the corresponding period a year ago, to JPY17.2 billion (USD196 million). Net cash used in financing activities totaled JPY30.8 billion (USD350 million), an increase of JPY45.4 billion, mainly due to repayments on short-term debt. As a result, cash and cash equivalents, as of June 30, 2010, totaled JPY84.3 billion (USD958 million), an increase of JPY1.9 billion from the previous fiscal year-end.
(3) Projections for the Fiscal Year Ending March 31, 2011
(From April 1, 2010 to March 31, 2011)
On July 13, the Company revised its projections of business results for the fiscal year ending March 31, 2011, which are shown on page 2 of this release.

Cautionary Statement
The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured. Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Financial Statements
(1) Condensed Consolidated Balance Sheets
Assets

		Millions of yen
	As of June 30, 2010		As of March 31, 2010
		Ratio (%)		Ratio (%)

Current assets
Cash and cash equivalents	¥84,329		¥82,429
Time deposits	2,087		1,132
Trade notes and accounts receivable	426,152		447,693
Inventories	378,691		396,416
Deferred income taxes and other current assets	122,549		112,451

Total current assets	1,013,808	53.3	1,040,121	53.1

Long-term trade receivables	157,560	8.3	150,972	7.7

Investments
Investments in and advances to affiliated companies	23,263		24,002
Investment securities	54,482		60,467
Other	2,121		2,399

Total investments	79,866	4.2	86,868	4.4

Property, plant and equipment
- Less accumulated depreciation	504,058	26.5	525,100	26.8

Goodwill	28,697	1.5	29,570	1.5
Other intangible assets	59,851	3.1	61,729	3.2
Deferred income taxes and other assets	59,323	3.1	64,695	3.3

Total	¥1,903,163	100.0	¥1,959,055	100.0

Liabilities and Equity

		Millions of yen
	As of June 30, 2010		As of March 31, 2010
		Ratio (%)		Ratio (%)
Current liabilities
Short-term debt	¥97,478		¥123,438
Current maturities of long-term debt	111,160		105,956
Trade notes, bills and accounts payable	229,918		207,024
Income taxes payable	12,881		22,004
Deferred income taxes and other current liabilities	166,062		183,324

Total current liabilities	617,499	32.5	641,746	32.7

Long-term liabilities
Long-term debt	346,873		356,985
Liability for pension and retirement benefits	42,260		46,354
Deferred income taxes and other liabilities	35,764		37,171

Total long-term liabilities	424,897	22.3	440,510	22.5

Total liabilities	1,042,396	54.8	1,082,256	55.2

Komatsu Ltd. shareholders’ equity
Common stock	67,870		67,870
Capital surplus	140,421		140,421
Retained earnings:
Appropriated for legal reserve	32,726		31,983
Unappropriated	746,295		724,090
Accumulated other comprehensive income (loss)	(133,506)		(95,634)
Treasury stock	(35,300)		(34,755)

Total Komatsu Ltd. shareholders’ equity	818,506	43.0	833,975	42.6

Noncontrolling interests	42,261	2.2	42,824	2.2

Total equity	860,767	45.2	876,799	44.8

Total	¥1,903,163	100.0	¥1,959,055	100.0

(2) Condensed Consolidated Statements of Income

	Millions of yen except per share amounts
	First quarter ended		First quarter ended
	June 30, 2010		June 30, 2009
		Ratio		Ratio
		(%)		(%)
Net sales	¥447,140	100.0	¥320,428	100.0
Cost of sales	329,856	73.8	252,473	78.8
Selling, general and administrative expenses	62,947	14.1	59,486	18.6
Other operating income (expenses), net	(262)	(0.1)	(196)	(0.1)

Operating income	54,075	12.1	8,273	2.6

Other income (expenses), net	(3,971)		455
Interest and dividend income	1,021	0.2	1,859	0.6
Interest expense	(1,669)	(0.4)	(2,731)	(0.9)
Other, net	(3,323)	(0.7)	1,327	0.4

Income before income taxes and equity in earnings of affiliated companies	50,104	11.2	8,728	2.7

Income taxes	17,466	3.9	2,181	0.7
Income before equity in earnings of affiliated companies	32,638	7.3	6,547	2.0
Equity in earnings of affiliated companies	641	0.1	(101)	(0.0)
Net income	33,279	7.4	6,446	2.0
Less net income attributable to noncontrolling interests	(2,582)	(0.6)	(1,683)	(0.5)

Net income attributable to Komatsu Ltd.	¥30,697	6.9	¥ 4,763	1.5

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	31.72		4.92
Diluted	31.70		4.92

(3) Consolidated Statements of Equity

First quarter ended June 30, 2010	Millions of yen

			Retained earnings		Accumulated		Total
			Appropriated		other		Komatsu Ltd.
	Common	Capital	for legal		comprehensive	Treasury	shareholders’	Noncontrolling
	stock	surplus	reserve	Unappropriated	income (loss)	stock	equity	interests	Total equity
Balance at March 31, 2010	¥67,870	¥140,421	¥31,983	¥724,090	¥(95,634)	¥(34,755)	¥833,975	¥42,824	¥876,799

Cash dividends				(7,749)			(7,749)	(102)	(7,851)
Transfer to retained earnings appropriated for legal reserve			743	(743)			—		—
Other changes							—	—	—
Comprehensive income (loss)
Net income				30,697			30,697	2,582	33,279
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(35,245)		(35,245)	(2,983)	(38,228)
Net unrealized holding gains (losses) on securities available for sale					(3,350)		(3,350)	—	(3,350)
Pension liability adjustments					(215)		(215)	—	(215)
Net unrealized holding gains (losses) on derivative instruments					938		938	(60)	878

Comprehensive income (loss)							(7,175)	(461)	(7,636)

Purchase of treasury stock						(545)	(545)		(545)
Sales of treasury stock						—	—		—

Balance at June 30, 2010	¥67,870	¥140,421	¥32,726	¥746,295	¥(133,506)	¥(35,300)	¥818,506	¥42,261	¥860,767

First quarter ended June 30, 2009	Millions of yen

			Retained earnings		Accumulated		Total
			Appropriated		other		Komatsu Ltd.
	Common	Capital	for legal		comprehensive	Treasury	shareholders’	Noncontrolling
	stock	surplus	reserve	Unappropriated	income (loss)	stock	equity	interests	Total equity
Balance at March 31, 2009	¥67,870	¥140,092	¥28,472	¥719,222	¥(105,744)	¥(34,971)	¥814,941	¥33,393	¥848,334

Cash dividends				(17,431)			(17,431)	(300)	(17,731)
Transfer to retained earnings appropriated for legal reserve			2,309	(2,309)			—		—
Other changes							—	1,753	1,753
Comprehensive income (loss)
Net income				4,763			4,763	1,683	6,446
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					7,131		7,131	1,590	8,721
Net unrealized holding gains (losses) on securities available for sale					3,477		3,477	—	3,477
Pension liability adjustments					1,323		1,323	—	1,323
Net unrealized holding gains (losses) on derivative instruments					28		28	254	282

Comprehensive income (loss)							16,722	3,527	20,249

Purchase of treasury stock						(7)	(7)		(7)
Sales of treasury stock		(98)				206	108		108

Balance at June 30, 2009	¥67,870	¥139,994	¥30,781	¥704,245	¥(93,785)	¥(34,772)	¥814,333	¥38,373	¥852,706

(4) Consolidated Statements of Cash Flows

	Millions of yen
	First quarter	First quarter
	ended June 30,	ended June 30,
	2010	2009
Operating activities
Net income	¥33,279	¥6,446
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	21,433	22,003
Deferred income taxes	8,308	(5,535)
Net loss (gain) from sale of investment securities and subsidiaries	33	65
Net loss (gain) on sale of property	(585)	(95)
Loss on disposal of fixed assets	457	396
Pension and retirement benefits, net	(3,074)	(1,290)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(15,202)	7,327
Decrease (increase) in inventories	(4,336)	32,124
Increase (decrease) in trade payables	32,280	(46,896)
Increase (decrease) in income taxes payable	(8,086)	(2,373)
Other, net	(9,261)	(11,265)

Net cash provided by (used in) operating activities	55,246	907

Investing activities
Capital expenditures	(18,829)	(24,927)
Proceeds from sale of property	2,043	5,342
Proceeds from sale of available for sale investment securities	2	73
Purchases of available for sale investment securities	(536)	(1,500)
Acquisition of subsidiaries and equity investees, net of cash acquired	762	1,153
Collection of loan receivables	305	353
Disbursement of loan receivables	(27)	(677)
Decrease (increase) in time deposits	(935)	(88)

Net cash provided by (used in) investing activities	(17,215)	(20,271)

Financing activities
Proceeds from long-term debt	17,893	55,954
Repayments on long-term debt	(5,367)	(7,207)
Increase (decrease) in short-term debt, net	(25,478)	(6,217)
Repayments of capital lease obligations	(9,977)	(9,430)
Sale (purchase) of treasury stock, net	(6)	101
Dividends paid	(7,749)	(17,431)
Other, net	(133)	(1,117)

Net cash provided by (used in) financing activities	(30,817)	14,653

Effect of exchange rate change on cash and cash equivalents	(5,314)	310

Net increase (decrease) in cash and cash equivalents	1,900	(4,401)

Cash and cash equivalents, beginning of year	82,429	90,563

Cash and cash equivalents, end of period	¥84,329	¥86,162

(5) Note to the Going Concern Assumption
None
(6) Business Segment Information
1) Operating Segments

(For the first quarter ended June 30, 2010)	Millions of yen

	Construction,
	Mining and	Industrial
	Utility	Machinery and		Corporate &
	Equipment	Others	Subtotal	elimination	Total
Net sales:
Customers	405,206	41,934	447,140	—	447,140
Intersegment	438	2,303	2,741	(2,741)	-—

Total	405,644	44,237	449,881	(2,741)	447,140

Segment profit	54,265	2,035	56,300	(1,963)	54,337

(For the first quarter ended June 30, 2009)	Millions of yen

	Construction,	Industrial
	Mining and	Machinery and		Corporate &
	Utility Equipment	Others	Subtotal	elimination	Total
Net sales:
Customers	284,695	35,733	320,428	—	320,428
Intersegment	786	4,043	4,829	(4,829)	—

Total	285,481	39,776	325,257	(4,829)	320,428

Segment profit	7,437	2,877	10,314	(1,845)	8,469

Notes: 1)	Business categories and principal products & services included in each operating segment are as follows:
a)	Construction, Mining and Utility Equipment

Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines & components, casting products, and logistics

b)	Industrial Machinery and Others

Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment, and others
2)	Transfers between segments are made at estimated arm’s-length prices.
2) Geographic Information
Net sales to customers recognized by sales destination for the first quarter ended June 30, 2010 and 2009 are as follows:

(For the first quarter ended June 30, 2010)	Millions of yen

			Europe &		Asia* &	Middle East
	Japan	Americas	CIS	China	Oceania	& Africa	Total
Net sales to customers	71,425	101,576	39,752	114,892	98,019	21,476	447,140

*	Excluding Japan and China

(For the first quarter ended June 30, 2009)	Millions of yen

			Europe &		Asia* &	Middle East
	Japan	Americas	CIS	China	Oceania	& Africa	Total
Net sales to customers	68,759	80,377	36,064	59,414	57,651	18,163	320,428

*	Excluding Japan and China
(7) Note in Case of a Notable Changes in the Amount of Shareholders’ Equity
None
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